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VIA EDGAR

June 11, 2025

Re:	AQR Funds Securities Act File No. 333-153445 Investment Company Act File No. 811-22235 Post-Effective Amendment No. 154

Ms. Soo Im-Tang

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Im-Tang:

On behalf of the AQR LSE Fusion Fund, AQR CVX Fusion Fund, AQR MS Fusion Fund and AQR MS Fusion HV Fund (each, a “Fund” and, collectively, the “Funds”), which are series of the AQR Funds (the “Trust”), we transmit for filing the Funds’ responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Wednesday, May 14, 2025, regarding Post-Effective Amendment No. 154 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on March 27, 2025. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comment 1	General comment: Please note that comments made to one section of the Registration Statement apply to similar disclosures throughout the Registration Statement, as applicable.

Response	The Trust confirms it will update similar disclosures throughout the Registration Statement, as applicable.

Comment 2	On the cover page of the Funds’ prospectus, please provide the ticker symbols for each Fund.

Response	The Trust confirms that it has revised the cover page of the Funds’ prospectus to disclose the ticker symbols for each Fund.

BEIJING BRUSSELS HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SÃO PAULO TOKYO

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Securities and Exchange Commission		June 11, 2025

Comment 3	Please supplementally explain what the term “LSE” means in AQR LSE Fusion Fund.

Response	The Fund confirms that the term “LSE” refers to “long-short equity.”

Comment 4	Please supplementally explain what the term “MS” means in AQR MS Fusion Fund and AQR MS Fusion HV Fund.

Response	The Fund confirms that the term “MS” refers to “multi-strategy.”

Comment 5	Please supplementally explain what the term “HV” means in AQR MS Fusion HV Fund.

Response	The Fund confirms that the term “HV” refers to the Fund’s “higher volatility” approach.

Comment 6	On page 2 of the prospectus, under the subsection of the AQR LSE Fusion Fund’s Fund Summary relating to the Fund’s strategic exposure to equity markets, please briefly describe what it means to target a portfolio beta of 1.0, similar to the description that is provided under the “Market Neutral Portfolio” section on the same page that explains “beta-neutral.”

Response	The Fund confirms that it has added the requested disclosure.

Comment 7	The Funds have included “Momentum Style Risk” in the “Principal Risks of Investing in the Fund” section of each Fund’s Fund Summary in the prospectus. Please confirm if momentum style is a principal strategy of each Fund, and, if so, please add corresponding disclosure under the principal investment strategy section of each Fund’s prospectus.

Response	Each Fund confirms that exposure to securities with positive momentum is a principal strategy of each Fund. Each Fund confirms it has made the requested changes to reflect this strategy.

Comment 8	Please supplementally explain what the term CVX means in the context of AQR CVX Fusion Fund’s name and strategy.

Response	The Fund confirms that the term “CVX” means “convex.” This refers to the Adviser’s expectation that the returns of the Fund’s Trend-Following Portfolio will have a convex shape, with the portfolio’s most positive returns occurring in the best and worst economic markets.

Comment 9	On page 9 of the prospectus under the “Trend-Following Portfolio” subsection of the AQR CVX Fusion Fund’s Fund Summary, the disclosure refers to “emerging markets.” Please define “emerging markets” in the disclosure. Please add similar disclosure for the AQR MS Fusion Fund and the AQR MS Fusion HV Fund.

Response	The AQR CVX Fusion Fund, AQR MS Fusion Fund and AQR MS Fusion HV Fund each confirms that it has added the requested disclosure.

Simpson Thacher & Bartlett LLP
Ms. Soo Im-Tang	-3-
Securities and Exchange Commission		June 11, 2025

Comment 10	On page 9 of the prospectus under the “Additional Information Regarding the Fund’s Principal Investment Strategies” subsection of the AQR CVX Fusion Fund’s Fund Summary, the disclosure refers to “below investment-grade fixed income securities.” Please disclose the duration and credit quality of fixed income securities. If below investment-grade securities referenced here refers to “junk bonds,” please add a reference to “junk bonds” in this section as well.

Response	The Fund may have exposure to debt securities of any credit rating, maturity or duration through its derivatives transactions, but it will not hold junk bonds directly. The Fund confirms it has made the following change:

The Fund may have exposure to companies of any market capitalization. There is no percentage limit on the Fund’s exposure ~~to below-investment grade fixed income securities or~~ to small less-liquid equity securities. The Fund may have exposure to debt securities of any credit rating, maturity or duration, which may include high-yield credit default index swaps.

Comment 11	On page 10 of the prospectus, the paragraph above the “Principal Risks of Investing in the Fund” section of the AQR CVX Fusion Fund’s Fund Summary contains a discussion about the Fund’s Subsidiary. With respect to the Subsidiary, please disclose that:

i.   the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

ii.  any adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Funds and the Subsidiary’s investment advisory agreement may be combined.

iii.   any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies are risks of the Fund. The principal investment strategies and the principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of such fund and subsidiary.

iv. the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Simpson Thacher & Bartlett LLP
Ms. Soo Im-Tang	-4-
Securities and Exchange Commission		June 11, 2025

Response	The AQR CVX Fusion Fund submits the following:

(i)  The “Principal Investment Strategies of the Fund” section of the Fund’s Fund Summary in the prospectus discloses that the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis with the Fund and, to the extent applicable to the investment activities of the Subsidiary, will follow the same compliance policies and procedures as the Fund. These include policies and procedures related to the requirements of Section 18. In addition, the risk factor for “Subsidiary Risk” in the “Principal Risks of Investing in the Fund” section of the AQR CVX Fusion Fund’s Fund Summary states that “The Fund and the Subsidiary will be subject to the same investment restrictions and limitations on a consolidated basis . . . .” The “Principal Investment Strategies of the Fund” section also discloses that the Fund and the Subsidiary will comply with Rule 18f-4 on a consolidated basis with respect to its investments in derivatives. Therefore, the Fund respectfully submits that it already includes responsive disclosure and declines to add disclosure.

(ii)   The Adviser will provide investment advisory services to the Subsidiary under a separate advisory agreement that does not provide for an investment advisory fee. No other persons provide investment advisory services to the Subsidiary. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the Subsidiary’s advisory agreement generally complies with Section 15(a), except that the agreement was not initially approved by the Board of Trustees of the Trust; however, (i) the agreement was initially approved by the Board of Directors of the Subsidiary, and (ii) both the Board of Trustees of the Trust and the Board of Directors of the Subsidiary will approve annual continuations of the agreement. The Adviser’s advisory agreement with the Subsidiary provides that it may be amended only if such amendment is specifically approved by the vote of the Board of Directors of the Subsidiary and the Board of Trustees of the Fund, including a majority of those Trustees who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval and, where required by the 1940 Act, by a vote of a majority of the outstanding voting securities of the Fund. The “Management of the Fund” section of the prospectus discloses that the Adviser also serves as the investment adviser to the Subsidiary, pursuant to a separate investment advisory agreement with the entity, and that the Adviser does not receive additional compensation for its management of the Subsidiary. Therefore, the Fund respectfully submits that it already includes responsive disclosure and declines to add disclosure. Furthermore, the Fund respectfully declines to file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the

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Securities and Exchange Commission		June 11, 2025

Registration Statement because the Fund is not party to the agreement and the agreement is not a material agreement for the Fund. The Fund’s investment management agreement authorizes the Adviser to invest and reinvest the assets of the Fund, including in securities of foreign entities, and the Fund pays the Adviser compensation for these services. As noted above, the investment advisory agreement between the Subsidiary and the Adviser does not provide additional compensation to any person, including the Adviser and its affiliates.

(iii)  The Fund confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. The “Principal Investment Strategies of the Fund” section of the Fund’s Fund Summary discloses that the Subsidiary will be subject to the same fundamental investment restrictions on a consolidated basis with the Fund and will follow the same compliance policies and procedures as the Fund to the extent applicable to the investment activities of the Subsidiary. In addition, risks related to the Subsidiary are disclosed under the “Subsidiary Risk” and “Commodities Risk” disclosure, among other risk factors in the “Principal Risks of Investing in the Fund” section of the Fund’s Fund Summary. The Fund respectfully declines to add disclosure.

(iv)  The Fund confirms that the Subsidiary complies with the requirements of Section 17 relating to affiliated transactions and custody. The “Principal Investment Strategies of the Fund” section of the Fund’s Fund Summary states that, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. These include policies and procedures related to the requirements of Section 17. The custodian for the Subsidiary is disclosed in the “Investment Advisory and Other Services — Custodian” subsection of the Statement of Additional Information. Therefore, the Fund submits that it already includes responsive disclosure and respectfully declines to add disclosure.

Comment 12	With respect to the disclosure regarding the AQR CVX Fusion Fund’s Subsidiary provided in the Registration Statement, please supplementally confirm:

i.   the wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in Fund’s management fees and the wholly-owned Subsidiary’s expenses will be included in the Fund’s other expenses in the Fund’s “Fees and Expenses of the Fund” table.

ii. the Subsidiary’s financial statements will be consolidated with those of the Fund and, if not, please explain why.

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Securities and Exchange Commission		June 11, 2025

iii. the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records maintained in accordance with Section 31 of the 1940 Act.

iv. the Subsidiary will designate an agent for service of process in the United States.

v. the Subsidiary’s Board of Directors will sign the Registration Statement.

Response	The AQR CVX Fusion Fund submits the following:

(i) The Fund confirms that the Subsidiary’s expenses will be included in the Fund’s “Fees and Expenses of the Fund” table in the Fund’s Fund Summary. The Subsidiary does not pay a management fee.

(ii)   The Fund confirms that the Subsidiary’s financial statements will be consolidated with the audited financial statements of the Fund and included in the Fund’s Annual Financial Statements and Other Information on Form N-CSR.

(iii) The Fund confirms that the Subsidiary and its Board of Directors will agree to inspection by the Staff of its books and records.

(iv) The Fund confirms that the Subsidiary will designate an agent for service of process in the United States.

(iv) The Fund confirms that the Subsidiary’s Board of Directors will sign the Registration Statement.

Comment 13	With respect to the risk factor for “China Risk” disclosed on page 10 of the prospectus, if investing in China is a principal investment strategy of the AQR CVX Fusion Fund, please include related disclosure related to Chinese exposure in the “Principal Investment Strategies of the Fund” section of the Fund’s Fund Summary.

Response	The AQR CVX Fusion Fund respectfully declines to make the requested change at this time. As disclosed in the “Principal Investment Strategies of the Fund” section of the Fund’s Fund Summary, the Fund has the flexibility to invest or gain exposure to asset classes and markets around the world, which includes emerging markets such as China. However, the Fund submits that investing in China does not currently constitute a principal investment strategy of the Fund.

Comment 14	With respect to the “Principal Risks of Investing in the Fund” section of each Fund’s Fund Summary, please consider including a fixed income securities risk for each Fund.

Response	Each of AQR CVX Fusion Fund, AQR MS Fusion Fund and AQR MS Fusion HV Fund confirms that it has added the requested disclosure. The

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Securities and Exchange Commission		June 11, 2025

AQR LSE Fusion Fund’s Fund Summary does not currently reflect that investments in fixed income securities are a part of its principal investment strategy with respect to the implementation of the Market Neutral Portfolio, nor the strategic exposure to equity markets. Therefore, the AQR LSE Fusion Fund respectively declines to make the requested change at this time.

Comment 15	On page 17 of the prospectus, under the “Multi-Strategy Portfolio” subsection of the AQR MS Fusion Fund’s Fund Summary, the first bullet point titled “Market Neutral Macro Strategy” contains a sentence that states: “The Adviser assesses the relative attractiveness of each market through a bottom-up process that primarily considers macroeconomic catalysts alongside several other indicators, including value, carry, momentum, and defensive indicators.” Please rephrase this sentence in plain English.

Response	In response to the Staff’s comment, the Fund has revised its disclosure to state: “The Adviser assesses the relative attractiveness of each market through a bottom-up process that primarily considers fundamental trends alongside several other indicators, including value, carry, momentum, and defensive indicators.”

Comment 16	On page 18 of the prospectus under the “Portfolio Construction” subsection of the AQR MS Fusion Fund’s Fund Summary, the first paragraph contains a sentence that states: “A Strategy or asset class may target more risk when signal strength is particularly high and there is above average alignment in the desired positions across the Strategy signal suite and target less risk when signal strength is low and there is above average disagreement in desired positions across the Strategy signal suite.” Please reword this disclosure or further explain it in plain English.

Response	In response to the Staff’s comment, the Fund has revised its disclosure to state: ”A Strategy or asset class may target more risk when signals more strongly support an investment or when many signals agree on an investment decision. A Strategy or asset class may target less risk when signals exhibit less conviction in an investment or when signals disagree on an investment decision.”

Comment 17	On page 22 of the prospectus, “Sovereign Debt Risk” is included under the “Principal Risks of Investing in the Fund” section of the AQR MS Fusion Fund’s Fund Summary. If investing in sovereign debt is a principal investment strategy of the AQR MS Fusion Fund, please include related disclosure in the “Principal Investment Strategies of the Fund” section of the Fund’s Fund Summary.

Response

The AQR MS Fusion Fund includes “Sovereign Debt Risk” in the “Principal Risks of Investing in the Fund” section of the Fund’s Fund Summary because, as disclosed in the Fund’s “Principal Investment Strategies of the Fund” section, the Fund may invest in government bonds, which are a form of sovereign debt. However, in response to the Staff’s comment, the Fund

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Securities and Exchange Commission		June 11, 2025

has added disclosure to reflect that the Fund may invest in “U.S. and non-U.S. government bonds.”

Comment 18	On page 31 of the prospectus, “Sovereign Debt Risk” is included under the “Principal Risks of Investing in the Fund” section of the AQR MS Fusion HV Fund’s Fund Summary. If investing in sovereign debt is a principal investment strategy of the AQR MS Fusion HV Fund, please include related disclosure in the “Principal Investment Strategies of the Fund” section of the Fund’s Fund Summary.

Response	The AQR MS Fusion HV Fund includes “Sovereign Debt Risk” in the “Principal Risks of Investing in the Fund” section of the Fund’s Fund Summary because, as disclosed in the Fund’s “Principal Investment Strategies of the Fund” section, the Fund may invest in government bonds, which are a form of sovereign debt. However, in response to the Staff’s comment, the Fund has added disclosure to reflect that the Fund may invest in “U.S. and non-U.S. government bonds.”

Comment 19	In the Risk Factors chart on page 47 of the prospectus, “Common Stock Risk” is included as a principal risk for the AQR MS Fusion HV Fund. Please include related disclosure on page 28 of the prospectus in the “Principal Risks of Investing in the Fund” section of the AQR MS Fusion HV Fund’s Fund Summary or otherwise reconcile the discrepancy.

Response	The AQR MS Fusion HV Fund confirms that it has added “Common Stock Risk” to the “Principal Risks of Investing in the Fund” section of its Fund Summary.

Comment 20	On the top of page 40 of the Statement of Additional Information, it states that each Fund’s fundamental policy relating to the concentration of investments (i.e., fundamental policy #3) “will not apply to a Fund’s investments in: (i) securities of other investment companies . . . .” Please delete this disclosure as it contradicts disclosure in the notations to the Fund’s fundamental restrictions below that each Fund intends “to include the Fund’s investments in securities of other industry-specific investment companies for purposes of calculating such Fund’s industry concentration . . . .”

Response	The Funds submit that fundamental policy #3 applies to all investments, other than investments in investment companies, and therefore is broader than the disclosure relating to industry specific investment companies referenced in the above notation. Industry specific investment companies are an exception to each Fund’s fundamental policy #3. Accordingly, the Funds respectfully decline to make the requested change.

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Please do not hesitate to contact me at (212) 455-7026 if you have comments or if you require additional information regarding the Registration Statement.

Simpson Thacher & Bartlett LLP
Ms. Soo Im-Tang	-9-
Securities and Exchange Commission		June 11, 2025

Respectfully submitted,

/s/ Andy Madore

Andy Madore, Esq.

cc:	Nicole DonVito, Esq.
David W. Blass, Esq.
Ryan P. Brizek, Esq.
Bissie K. Bonner, Esq.